SHAREHOLDER SERVICING AGREEMENT
SCHEDULE A

The following list comprises each of the series of KINETICS MUTUAL FUNDS, INC. covered by the foregoing Agreement:

1.	The Internet Fund
2.	The Internet Emerging Growth Fund
3.	The Paradigm Fund
4.	The Medical Fund
5.	The Small Cap Opportunities Fund
6.	The Kinetics Government Money Market Fund
7.	The Market Opportunities Fund

This Schedule A was updated with Board Approval on: December 9, 2005